EXHIBIT 77D

On May 3, 2011, at the 81st Annual Meeting of Stockholders, Tri-Continental Corporation's Stockholders voted to approve a change to Tri-Continental Corporation's fundamental investment policy regarding securities lending. To generate income, Tri-Continental Corporation may lend its portfolio securities up to 331/3% of the value of its total assets. The previous limit on securities lending was 10% of the value of its total assets.